UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

February 8, 2012

BHP BILLITON LIMITED (ABN 49 004 028 077) (Exact name of Registrant as specified in its charter)	BHP BILLITON PLC (REG. NO. 3196209) (Exact name of Registrant as specified in its charter)

VICTORIA, AUSTRALIA	ENGLAND AND WALES
(Jurisdiction of incorporation or organisation)	(Jurisdiction of incorporation or organisation)

180 LONSDALE STREET, MELBOURNE, VICTORIA 3000 AUSTRALIA	NEATHOUSE PLACE, VICTORIA, LONDON, UNITED KINGDOM
(Address of principal executive offices)	(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒  Form 20-F            ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):    ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:    ☐  Yes    ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Interim results Half year ended 31 December 2011

Marius Kloppers Chief Executive Officer

Graham Kerr Chief Financial Officer

8 February 2012

Western Australia Iron Ore

Disclaimer

Interim results, 8 February 2012

Slide 2

Forward-Looking Statements

This presentation includes forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 regarding future events, conditions, circumstances and the future financial performance of BHP Billiton, including for capital expenditures, production volumes, project capacity, and schedules for expected production. Often, but not always, forward-looking statements can be identified by the use of the words such as “plans”, “expects”, “expected”, “scheduled”, “estimates”, “intends”, “anticipates”, “believes” or variations of such words and phrases or state that certain actions, events, conditions, circumstances or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. These forward-looking statements are not guarantees or predictions of future performance, and involve known and unknown risks, uncertainties and other factors, many of which are beyond our control, and which may cause actual results to differ materially from those expressed in the statements contained in this presentation. For more detail on those risks, you should refer to the sections of our annual report on Form 20-F for the year ended 30 June 2011 entitled “Risk factors”, “Forward looking statements” and “Operating and financial review and prospects” filed with the U.S. Securities and Exchange Commission. All estimates and projections in this presentation are illustrative only. Our actual results may be materially affected by changes in economic or other circumstances which cannot be foreseen. Nothing in this presentation is, or should be relied on as, a promise or representation either as to future results or events or as to the reasonableness of any assumption or view expressly or impliedly contained herein.

Non-IFRS Financial Information

BHP Billiton results are reported under International Financial Reporting Standards (IFRS) including Underlying EBIT and Underlying EBITDA which are used to measure segment performance. This presentation also includes certain non-IFRS measures including Attributable profit excluding exceptional items, Underlying EBIT margin, Underlying EBITDA interest coverage and Underlying effective tax rate. These measures are used internally by management to assess the performance of our business, make decisions on the allocation of our resources and assess operational management. Non-IFRS measures have not been subject to audit or review.

UK GAAP Financial Information

Certain historical financial information for periods prior to FY2005 has been presented on the basis of UK GAAP, which is not comparable to IFRS or US GAAP. Readers are cautioned not to place undue reliance on UK GAAP information.

No Offer of Securities

Nothing in this presentation should be construed as either an offer to sell or a solicitation of an offer to buy or sell BHP Billiton securities in any jurisdiction.

Reliance on Third Party Information

The views expressed in this presentation contain information that has been derived from publicly available sources that have not been independently verified. No representation or warranty is made as to the accuracy, completeness or reliability of the information. This presentation should not be relied upon as a recommendation or forecast by BHP Billiton.

Disclaimer

bhpbilliton
resourcing the future

Mineral Resources

This presentation includes information on Mineral or Coal Resources. Mineral Resources are compiled by:
P Whitehouse (MAusIMM) – Western Australian Iron Ore (WAIO) and Samarco, S O'Connell (MAusIMM) – Olympic Dam, A Paul (MAusIMM) – Queensland Coal and Illawarra Coal, T J Kilroe (MAusIMM) – Saskatchewan Potash, and R Preece (FAusIMM) – Escondida mineral district, Cerro Colorado, Spence and Antamina. This is based on Mineral Resource information in the BHP Billiton 2011 Annual Report for all assets, except Spence. Mineral Resource information for Spence is as at 31 December 2011 as disclosed in the BHP Billiton Exploration and Development Report for the quarter ended 31 December 2011. All reports can be found at www.bhpbilliton.com.

All information is reported under the 'Australasian Code for Reporting of Mineral Resources and Ore Reserves, 2004' (the JORC Code) by the above-mentioned persons who are employed by BHP Billiton and have the required qualifications and experience to qualify as Competent Persons for Mineral or Coal Resources or Exploration Results under the JORC Code.

The compilers verify that this report is based on and fairly reflects the Mineral Resources information in the supporting documentation and agree with the form and context of the information presented.

Mineral Resource classification (100% basis) for each province, where relevant, are contained in Table 1.

Table 1

Province	Measured Resource (Mt)	Indicated Resource (Mt)	Inferred Resource (Mt)	BHP Billiton interest
				%
Western Australia Iron Ore	2,210	3,871	13,240	88
Samarco JV	2,200	2,329	1,551	50
Olympic Dam	1,408 @ 1.08% Cu	4,571 @ 0.88% Cu	3,150 @ 0.74% Cu	100
Queensland Coal	2,812	5,293	4,889	55
Illawarra Coal	297	381	503	100
Potash	–	3,250 @ 25.4% K_2O	119 @ 26.7% K_2O	100
Escondida	3,102 @ 0.75% Cu	4,670 @ 0.59% Cu	11,730 @ 0.49% Cu	57.5
Cerro Colorado	153 @ 0.65% Cu	188 @ 0.66% Cu	83 @ 0.64% Cu	100
Spence	241 @ 0.92% Cu	1,278 @ 0.47% Cu	1,174 @ 0.39% Cu	100
Antamina	188 @ 0.85% Cu	1,018 @ 0.92% Cu	708 @ 0.73% Cu	33.75

Interim results, 8 February 2012

Slide 3

Interim results Half year ended 31 December 2011

Marius Kloppers Chief Executive Officer

Escondida

Strong and predictable financial results

Interim results, 8 February 2012

Slide 5

•Total Recordable Injury Frequency improved by 16%

•Underlying EBITDA of US$18.7 billion, up 8%

•Underlying EBIT of US$15.7 billion, up 6%

•Attributable profit (excluding exceptional items) of US$9.9 billion, down 7%

•Net operating cash flow of US$12.3 billion, up 1%

•Capital and exploration expenditure of US$9.6 billion

•Interim dividend of 55 US cents per share

•Gearing increased to 25% following acquisition of Petrohawk Energy Corporation

Note: Variance relates to the relative performance of BHP Billiton during the December 2011 half year compared with the December 2010 half year

Robust performance in a challenging environment

Interim results, 8 February 2012

Slide 6

•Record production for two commodities and six operations

–WAIO annualised production rose to 178 mtpa (100% basis) in the December 2011 quarter

–Record half year production at New South Wales Energy Coal

•Broader challenges across the Group

–Industrial action and lower grades at Escondida

–Industrial action and remnant effects of wet weather at Queensland Coal

–Margin compression for nickel, aluminium and manganese alloy product groups

Western Australia Iron Ore

Prioritising development of the liquids rich Eagle Ford shale

Interim results, 8 February 2012

Slide 7

•Completed the acquisition of Petrohawk Energy Corporation

•Successful combination of high quality Onshore US assets into the BHP Billiton portfolio

•Large 7.6 billion barrels of oil equivalent Onshore US resource enables us to plan for the very long term

•Increasing focus on the high return, liquids rich Eagle Ford shale and Permian Basin

•Targeting 20% liquids contribution by FY15

•Selectively developing the most productive areas in our dry gas fields

Onshore US

Interim results Half year ended 31 December 2011

Graham Kerr Chief Financial Officer

Hotazel

14.8 17.7

15.7

2.8

0.5

0.3 0.1

(0.4)

(0.5)

(1.9) 0.0

5.0

10.0

15.0

20.0

H1 FY11

Price¹ Exchange

Inflation

Sub-total

New operations

Volume Costs²

Other

H1 FY12

Underlying EBIT analysis Half year ended December 2011 versus December 2010 1. Includes negative impact of price linked costs. 2. Includes negative non-cash cost variance of US$317 million.

EBIT variance (US$ billion)

Uncontrollable

Controllable

Net US$(0.2) billion

Slide 9

Interim results, 8 February 2012

Record iron ore production offset by temporary challenges in the broader business

Interim results, 8 February 2012

Slide 10 1,243

76

65

31

(133)

(168)

(234)

(493) (1,000)

(500)

0

500 1,000

1,500

2,000

Iron Ore Manganese

Energy Coal

Aluminium

SSM

D&SP

Metallurgical Coal

Petroleum

Base Metals Note: Volume variance calculated on Underlying EBIT using previous period margin.

Volume variance

(US$ million)

US$(484) million

(871)

Short term production constraints led to significant cost pressure

Interim results, 8 February 2012

Slide 11

(455) (597)

(218)

(315)

(1,585)

(1,600)

(1,200)

(800)

(400) 0

400

Raw materials

Labour & contractors

Maintenance

Other

Total

Structural Non structural

Underlying EBIT cash cost variance1

(US$ million)

1. Excludes non-cash cost variance and the impact of inflation and foreign exchange.

83%

17%

Centralised procurement and project hubs delivering benefits

•Centralised procurement of key input components mitigates our exposure to tight consumable and mining equipment markets

•Long term partnerships with suppliers ensure a preferential position and certainty of access

•Our six project hubs are fully operational, delivering career continuity to our personnel and underpinning our extensive growth program

•Transition to owner operator mines in the Pilbara delivers safety, scalability and margin benefits

Mar 06

Sep 07

May 10

Jul 11

Jan 12

Slide 12

Interim results, 8 February 2012

Average mining truck lead time

(months)

Source: BHP Billiton analysis.

Escondida

(2)

0

2

4 6

8

10

12

14

16

A uniquely diversified portfolio

Interim results, 8 February 2012

Slide 13

Underlying EBIT margin1

(H1 FY12, %)

65%

35%

14%

33%

13%

(0%)

(3%)

59%

27%

Iron Ore

Metallurgical Coal

Manganese

Petroleum

Energy Coal

Base Metals D&SP

SSM

Aluminium

Underlying EBIT1

(H1 FY12, US$ billion)

Ferrous

60%

Non-ferrous

11%

Energy

29%

Energy Coal

Manganese

Petroleum

D&SP

Metallurgical Coal

Base Metals

Iron Ore

1.Excludes third party trading activities.

Aluminium SSM

BHP Billiton

44%

US$27 billion of growth projects in execution

Interim results, 8 February 2012

Slide 14 Ferrous

Non-ferrous Energy

1.As at 8 February 2012. Full BHP Billiton project pipeline is included on slide 33. Placement of projects not indicative of project schedule.

2.BHP Billiton share. Includes announced pre-commitment funding for projects in execution, and pre-commitment funding for the Jansen potash project, the Olympic Dam Project and the WAIO Outer Harbour Development.

0

10

20

30

Committed

Spent to date

37%

Current commitment to growth projects in execution2

(US$ billion)

Worsley E&G

Caval Ridge

Kipper

NWS Nth Rankin B

WAIO Jimblebar

Samarco 4

HPX3

Daunia

WAIO Inner

Harbour

Macedon

Turrum

WAIO

Port and Rail

Laguna Seca

Escondida Ore Access

Antamina

Exp

EKATI

Misery

Broad- meadow

NTP Exp 3

Cerrejon P40

NWS GWF-A

NTP Exp 2

MAC RX1

GEMCO

Exp 2

Projects in execution1

Disciplined and predictable approach to capital management

Interim results, 8 February 2012

Slide 15

0

10

20

30

40

0

10

20

30

40

FY02

FY03

FY04

FY05

FY06

FY07

FY08

FY09

FY10

FY11

H1 FY12

Net operating cash flow

Capital and exploration expenditure

Cash dividends

Capital management

Acquisitions

Gearing

Sources and uses of cash1

(US$ billion)

Gearing

(%)

1.Calculated on the basis of UK GAAP for periods prior to FY05. Cash flow reflects proportional consolidation of joint ventures for FY07 and future periods. Exploration expenditure incurred which has not been capitalised has been re-classified to net operating cash flow for FY06 and future periods.

Interim results Half year ended 31 December 2011

Marius Kloppers Chief Executive Officer

Spence

Structural drivers of demand remain intact

Slide 17

•Cautious on the short term economic outlook for the developed world and Europe in particular

•No simple solution for the structural imbalances and high levels of sovereign indebtedness in the OECD

•The longer term structural drivers of industrialisation and urbanisation in the developing world remain intact

•Commodities demand will evolve as emerging economies transition from construction to consumption based growth

•As a uniquely diversified resources company, BHP Billiton is well positioned for this transition

Chinese GDP growth by province

(% year on year, 2010)

? 10%

8-9%

< 8%

Source: EIU, BHP Billiton analysis.

Interim results, 8 February 2012

Predictability = better planning

Interim results, 8 February 2012

Slide 18

•Unchanged and proven strategy focused on large, long life, low cost, expandable and upstream assets

•We prioritise investment in businesses that meet all of the criteria defined by our strategy

•Our strategy delivers

–Strong and stable margins

–Greater earnings certainty

–Lower cash flow at risk

–Facilitates better planning

•We have implemented measures to address industry wide challenges in the nickel, aluminium and manganese alloy product groups

•The pursuit of an even simpler organisation

Consensus 2012 EPS evolution

(index, rebased to January 2011)

Strong and stable EBIT margin1

(%)

0

20

40 60

80

FY02²

FY03

FY04

FY05

FY06

FY07

FY08

FY09² FY10

FY11

H1 FY12²

1.Calculated on the basis of UK GAAP for periods prior to FY05, except for the exclusion of PRRT from the Petroleum and BHP Billiton Group results for all periods. All periods exclude third party trading activities.

2.Negative margins are not shown as the y-axis is set at zero. SSM had a negative EBIT margin in FY02, FY09 and H1 FY12; Aluminium had a negative EBIT margin in H1 FY12.

70

80 90

100

110

120

Jan 11

Apr 11

Jul 11

Oct 11

Jan 12

Note: Peer group includes Rio Tinto, Xstrata and Anglo American.

Source: Citi Group Global Markets Limited. Peer group

BHP Billiton

BHP Billiton Customer Sector Groups

Strong growth in our Western Australia Iron Ore business

Interim results, 8 February 2012

Slide 19

•WAIO annualised production rose to 178 mtpa (100% basis) in the December 2011 quarter

•Prior FY12 production guidance for WAIO of 159 mtpa (100% basis) increased by approximately 5%

•Well placed to achieve a production rate of +200 mtpa (100% basis) at WAIO by the end of CY14 without the need for additional major growth project approvals

BHP Billiton Underlying EBIT contribution

(H1 FY12)

Western Australia Iron Ore

Other

Targeted growth in WAIO production

(mtpa, 100% basis)

0

125

250

FY09

FY10 FY11

FY12e

FY15e

Substantial low risk volume growth anticipated at key assets

- A substantial increase in copper production at Escondida as operations progress towards higher grade ore in the main pit
- Queensland Coal positioned for strong production growth following the weather related challenges of the last twelve months
- Development drilling at non-operated Gulf of Mexico facilities to deliver an increase in high margin oil production following a recovery from the drilling moratorium

Escondida production[1]
(index annualised H1 FY12, BHP Billiton share)


200
100
0
FY09
FY10
FY11
H1 FY12[3]
FY15e

Queensland Coal production
(index annualised H1 FY12, BHP Billiton share)


200
100
0
Base operations
Debottlenecking
Future growth
FY09
FY10
FY11
H1 FY12[3]
FY15e

GoM non-operated assets production[2]
(index annualised H1 FY12, BHP Billiton share)


400
200
0
FY09
FY10
FY11
H1 FY12[3]
FY15e

1. Includes volumes related to minor unapproved capital projects.
2. Includes volumes from development drilling.
3. H1 production annualised for FY12, indexed to 100.

Interim results, 8 February 2012
Slide 20

The options and capability to develop large scale, high quality projects bhpbilliton
resourcing the future



Saskatchewan Potash

Feasibility:
Jansen Stage 1
Potash Port
Pre-feasibility:
Jansen Stages 2 & 3

Petroleum

Prioritising development of the liquids rich Eagle Ford shale and exploration in the Permian Basin together with further development of our high margin Gulf of Mexico assets

Queensland Coal

Execution:
Caval Ridge
Daunia
Hay Point Stage 3 Expansion
Broadmeadow Life Extension
Pre-feasibility:
BMC Wards Well
BMA Red Hill
Port and Rail Expansion

Escondida Copper

Execution:
Escondida Ore Access
Laguna Seca Debottlenecking
Feasibility:
Escondida Organic Growth Project 1
Escondida Oxide Leach Area Project

Western Australia Iron Ore

Execution:
WAIO Expansion to +220mtpa
Pre-feasibility:
Central Pilbara Mines
Port Hedland Outer Harbour

Olympic Dam Copper/Uranium

Feasibility:
Olympic Dam Project 1
Pre-feasibility:
Olympic Dam Project 2

Note: All projects remain under review until such time as they are sanctioned for execution.

Interim results, 8 February 2012
Slide 21

25 35 45

55

65

75

0

5,000

10,000

15,000

20,000

A large, low cost iron ore business with significant expansion potential

Global iron ore deposits1

(average Fe grade, %)

Western Australia Iron Ore Samarco Source: Annual Reports, press releases and BHP Billiton FY11 Annual Report. Refer to disclaimer on slide 3 as presented on 8 February 2012. 1. Based on a selection of iron ore peers that provides a fair representation of the industry. Excludes Vale.

Source: Macquarie Research, January 2012.

•WAIO US$779 million (BHP Billiton share) pre-commitment investment for an outer harbour development at Port Hedland

•Targeting Board approval in H2 CY12 with commissioning scheduled for CY16

•Longer term development has the potential to increase WAIO capacity to 450 mtpa (100% basis)

Iron ore cost curve – fines (US$ per tonne, CIF China equivalent basis)

Cumulative volume

(million tonnes)

Interim results, 8 February 2012

Slide 22

BHP Billiton

Western Australia Iron Ore

Resource

(million tonnes, equity share)

Note:

Bubble size represents estimated annual equity production from current operations and approved projects only.

The leading metallurgical coal business

Source: Wood Mackenzie and BHP Billiton analysis.

Note: Based on internal production profile at weighted average Wood Mackenzie operating margin for BHP Billiton Metallurgical Coal assets. Metallurgical coal prices used (real): US$200/t (HCC), US$150/t (WCC), US$90/t (Thermal). Exchange rates relative to the US$: A$ 1.20, C$ 1.04, CNY 5.2, BWP 7.2, R 8, NZ$ 1.65, RBL 27.5, VND 24,000.

2. BHP Billiton share. Includes announced pre-commitment funding for projects in execution.

•Leading resource position, premier products and industry leading margins

•Projects in execution total US$4.9 billion2

•Numerous longer term development options

•Preferred developer status for 60 mtpa export terminal at Abbot Point

0 2,000 4,000

6,000

8,000

Global metallurgical coal deposits1

(by basin)

New South Wales

Bowen Basin

Canada

Mongolia

Mozambique

Russia

Europe Queensland Coal Illawarra Coal Source: Annual Reports, press releases and BHP Billiton FY11 Annual Report. Refer to disclaimer on slide 3 as presented on 8 February 2012. 1. Based on a selection of metallurgical coal peers that provides a fair representation of the industry.

Seaborne metallurgical coal producer operating margin (2016, US$ per tonne FOB) Interim results, 8 February 2012 Slide 23

BHP Billiton

Metallurgical Coal

Resource

(million tonnes, equity share)

Note:

Bubble size represents estimated annual equity production from current operations and approved projects only.

Cumulative volume

(million tonnes)

Large and expandable Base Metals assets

Interim results, 8 February 2012

Slide 24

•Escondida Organic Growth Project 1 will set the framework for multiple phases of expansion

–Targeting Board approval in H1 CY12 with commissioning scheduled for CY15

•Olympic Dam is a unique resource, an open pit will exploit superior grades for decades to come

–Targeting Board approval for phase one in CY12

0.00 0.20 0.40

0.60

0.80

1.00

0

4,000

8,000

12,000

Global copper deposits1

(Cu grade excluding by-products1, %)

Source: Brook Hunt Q4 2011, 2011 C1 cash cost (normal costing). 3.00 Escondida Olympic Dam Spence

Cerro Colorado Antamina

Source: Annual Reports, press releases, BHP Billiton FY11 Annual Report and BHP Billiton Exploration and Development Report for the quarter ended 31 December 2011. Refer to disclaimer on slide 3 as presented on 8 February 2012.

1. Based on a selection of copper peers that provides a fair representation of the industry. Grades not inclusive of by-product credits which can be significant, particularly in the case of poly-metallic resources such as Olympic Dam.

C1 cash cost

(US cents per pound Cu)

Escondida

Antamina

Spence

Olympic Dam OD, a low cost producer in its expanded state Note: Bubble size represents estimated annual equity production from current operations and approved projects only.

Cerro Colorado Resource (million tonnes, equity share)

Cumulative volume

(million tonnes)

Developing a world class presence in potash

•Three billion tonne resource delineated at Jansen1

•US$1.2 billion committed to date with ground freezing and shaft sinking programs underway

•Targeting Board approval for the first phase in CY12

•Planned capacity of 8 mtpa with longer term potential to expand potash production to 16 mtpa

Interim results, 8 February 2012

Slide 25

BHP Billiton Jansen

Export cost curve

(2020, US$ per tonne FOB) Source: CRU and BHP Billiton analysis. 1. BHP Billiton FY11 Annual Report. Refer to disclaimer on slide 3 as presented on 8 February 2012. Jansen Cumulative volume (million tonnes)

Consistent execution of a well defined strategy

Interim results, 8 February 2012 Slide 26

•Strong and predictable financial results

•We have taken action to address industry wide challenges in the nickel, aluminium and manganese alloy product groups

•Substantial, low risk volume growth is anticipated at key assets in the short to medium term

•We will live within our means as we look to exercise our world class portfolio of growth options phpbillition
resourcing	the future

Appendix
bhpbillition
resourcing	the future

Impact of major commodity price movements Half year ended December 2011 versus December 2010 Interim results, 8 February 2012

Slide 29

1,322 927 927 391

160

50

(106) (223) (673)

(700)

(350) 0

350

700

1,050

1,400

Petroleum Metallurgical Coal Iron Ore Energy Coal

D&SP

Aluminium

SSM Manganese Base Metals

1. Includes negative impact of price linked costs.

Total price variance1

(US$ million)

Rate of cost change Operating cost movement relative to preceding year1 (%) 4.3

5.3

9.0

0.0 4.9 10.5 4.2 5.0

9.8

(0.8)

4.8

10.1

(3.0)

0.0

3.0 6.0 9.0

12.0

FY07

FY08 FY09 FY10 FY11 H1 FY12²

Total

Excluding non-cash

1.Excludes the impact of inflation, foreign exchange, price linked costs and third party trading.

2.Variance relates to the December 2011 half year compared with the December 2010 half year.

Slide 30

Interim results, 8 February 2012

Summary of key FX components in tax expense/(income)

Interim results, 8 February 2012

Slide 31

Restatement of December 2011 expense/(income)

US$ million December 2010 expense/(income)

US$ million

Current tax payable (123) 391

Deferred tax balances on fixed assets 82 (1,750)

Deferred tax balances on US$ debt 151 316

Deferred tax balances on timing differences (2) (82)

Other items (38) (2)

Total 70 (1,127)

Capital and exploration expenditure Interim results, 8 February 2012

Slide 32

US$ billion FY02 FY03 FY04 FY05 FY06 FY07 FY08 FY09 FY10 FY11 FY12F

Growth 1.9 2.0 1.7 2.6 4.0 5.5 6.1 7.3 8.1 9.4

Sustaining and Other 0.8 0.7 0.9 1.3 2.1 1.6 1.8 2.0 1.7 2.2

Exploration 0.4 0.3 0.5 0.5 0.8 0.8 1.4 1.3 1.3 1.2

Total 3.1 3.0 3.1 4.4 6.9 7.9 9.3 10.6 11.1 12.8 20.0

0

5

10 15

20

FY02 FY03 FY04 FY05 FY06

FY07

FY08

FY09

FY10 FY11

FY12F

Exploration

Sustaining capex

Growth expenditure (US$ billion)

Note: Calculated on the basis of UKGAAP for periods prior to FY05. Excludes acquisitions.

An unparalleled portfolio of growth options

bhpbilliton
resourcing the future


Future options
Feasibility
Execution
Olympic Dam Project 3
IndoMet Coal Expansion
Cerrejon P500
Illawarra Coal Expansion
Potash Jansen Stage 2
Scarborough
Yeelirrie
Potash Young
MAC 32
Thebe
Guinea Alumina
Wards Well
WAIO Outer Harbour
Blackwater Expansion
Boodarie Stockyards
West Africa Exploration
Potash Jansen Stage 3
Resolution
Caroona
IndoMet Coal
Nimba
Queensland Rail and Port Expansion
Potash Burr
WAIO Mainline Rail
Saraji East
Knotty Head
Potash Boulder
Saraji Expansion
Van Dyks Drift Central
Olympic Dam Project 2
MAC Underground
Peak Downs Expansion
Bioleach Pad Ext IV
Potash Other
Escondida OGP 2
Caval Ridge Expansion
Potash Melville
Central Pilbara Mines
Mad Dog Phase 2
Red Hill
Spence Hypogene
Potash Jansen Stage 1
Oxide Leach
Potash Port
Appin Area 9
Browse
Gabon
Cerro Matoso Heap Leach 1
Escondida OGP 1
Olympic Dam Project 1
Atlantis N2B
NTP Exp 3
EKATI Misery
MAC RX1
WAIO Port and Rail
Daunia
Kipper
Antamina Exp
Broad-meadow
Caval Ridge
NTP Exp 2
WAIO Inner Harbour
GEMCO Exp 2
Laguna Seca
Macedon
Turrum
Worsley E&G
Escondida Ore Access
HPX3
NWS GWF-A
NWS Nth Rankin B
Cerrejon P40
WAIO Jimblebar
Samarco 4
As at 8 February 2012
Proposed capital expenditure (BHP Billiton share)
US$5bn+
US$501m-US$5bn
≤US$500m
Ferrous
Non-ferrous
Energy
Placement of projects not indicative of project schedule.

Interim results, 8 February 2012
Slide 33

Maturity profile analysis

Interim results, 8 February 2012

Slide 34

Debt repayments1

(US$ million)

0

2,000

4,000

6,000

FY12

FY13

FY14

FY15

FY16

FY17

FY18

FY19

Post FY20 1. Based on debt balances as at 31 December 2011.

2.The US$4.0 billion revolving credit facility maturing in December 2015 acts as a backstop for the commercial paper program.

3.Jointly Controlled Entity debt represents BHP Billiton share subject to governing contractual arrangements.

4.Subsidiary debt represents BHP Billiton share of subsidiary debt based on BHP Billiton effective interest.

% of portfolio

0%

12%

61%

17%

Bank Debt

CP Issuance2

US$ Bonds

Euro Bonds

Bank Supported 12%

Capital Markets 78%

8%

2%

Jointly Controlled Entities3

Subsidiaries4 Asset Financing 10%

Key net profit sensitivities

Interim results, 8 February 2012

Slide 35

Approximate impact1 on FY12 net profit after tax of changes of US$ million

US$1/t on iron ore price 95

US$1/bbl on oil price 40

US$1/t on energy coal price 25

US$1/t on metallurgical coal price 20

US¢1/lb on aluminium price 20

US¢1/lb on copper price 20

US¢1/lb on nickel price 2

AUD (US¢1/A$) operations2 100

RAND (0.2 Rand/US$) operations2 35

1. Assumes total volumes exposed to price.

2. Impact based on average exchange rate for the period.

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resourcing	the future

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Billiton Limited and BHP Billiton Plc

Date: February 8, 2012	By:	/s/ Jane McAloon
	Name:	Jane McAloon
	Title:	Group Company Secretary